Exhibit (a)(5)(c)

News Release

Media Contacts:	Pamela Eisele (267) 305-3558	Investor Contacts:	Peter Dannenbaum (908) 740-1037 Courtney Ronaldo (908) 740-6132

Merck Completes Tender Offer to Acquire Immune Design

KENILWORTH, N.J., April 2, 2019 – Merck (NYSE: MRK), known as MSD outside the United States and Canada, announced the successful completion of the cash tender offer, through a subsidiary, for all of the outstanding shares of common stock of Immune Design (NASDAQ: IMDZ) at a purchase price of $5.85 per share. As of the tender offer expiration, 41,970,607 shares of common stock of Immune Design were validly tendered and not withdrawn from the tender offer, representing approximately 86.75 percent of the outstanding common stock of Immune Design on a fully diluted basis. All of such shares have been accepted for payment in accordance with the terms of the tender offer, and Merck expects to promptly pay for such shares.

Merck expects to complete the acquisition of Immune Design today through a merger of Merck’s wholly-owned subsidiary with and into Immune Design in which all shares not tendered into the offer will be canceled and converted into the right to receive cash equal to the $5.85 offer price per share without interest, less any applicable withholding taxes. Upon completion of the merger, Immune Design will become a wholly-owned subsidiary of Merck and the common stock of Immune Design will cease to be traded on the NASDAQ Stock Market.

About Merck

For more than a century, Merck, a leading global biopharmaceutical company known as MSD outside of the United States and Canada, has been inventing for life, bringing forward medicines and vaccines for many of the world’s most challenging diseases. Through our prescription medicines, vaccines, biologic therapies and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to health care through far-reaching policies, programs and partnerships. Today, Merck continues to be at the forefront of research to advance the prevention and treatment of diseases that threaten people and communities around the world—including cancer, cardio-metabolic diseases, emerging animal diseases, Alzheimer’s disease and infectious diseases including HIV and Ebola. For more information, visit www.merck.com and connect with us on Twitter, Facebook, Instagram, YouTube and LinkedIn.

Forward-Looking Statement of Merck & Co., Inc., Kenilworth, N.J., USA

This news release of Merck & Co., Inc., Kenilworth, N.J., USA (the “company”) includes “forward-looking statements” that are based upon the current beliefs and expectations of the company’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; the company’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of the company’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company’s 2018 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).